Mail Stop 3561

      							October 19, 2005
Via U.S. Mail and Fax (847-781-3610)
Mr. Patrick K. Pesch, Chief Financial Officer
Career Education Corporation
2895 Greenspoint Parkway, Suite 600
Hoffman Estates, IL  60195


	RE:	Career Education Corporation
      Form 10-K for the fiscal year ended December 31, 2004
		Filed March 16, 2005

		Form 10-Q for the quarterly period ended June 30, 2005
      File No. 0-23245


Dear Mr. Pesch:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







Form 10-K for the fiscal year ended December 31, 2004

Management`s Discussion and Analysis of Financial Condition and
Results of Operations
Year ended December 31, 2004 Compared to Year Ended December 31,
2003, page 48

1. We note the 174% increase in OEG revenue which is attributed to an approximate 119% increase in student population. Disclose in more detail the reasons underlying the increase in the OEG student population that contributed to the increase in OEG revenue. Refer to
Section III of the Commission`s Interpretive Release on
Managements
Discussion and Analysis of Financial Condition and Results of Operations which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

Consolidated Statements of Cash Flows, page F-7

2. Revise your statement to reflect your change in accounts receivable on a gross basis as required by paragraphs 11 - 13 of SFAS
No. 95.

Note 11 - Debt and Credit Agreements, page F-26

3. We note you obtained waivers for the covenants of your U.S.
Credit
Agreement.  Tell us:
* when the covenant violation occurred and when the waiver was obtained,
* if the violation was waived without further modification to your covenants,
* if a grace period was extended to comply, and
* if any new terms have been negotiated for future periods.

Note 17 - Segment Reporting, page F-38

4. Tell us why your corporate and other assets have a negative balance in 2002 and the reasons for the significant fluctuations in the asset balances by segment for each year.

Form 10-Q for the period ended June 30, 2005

5. Please comply with all of the above comments as applicable.

* * * * *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review.
Please file your response letter via EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Bob Carroll, Staff Accountant, at (202) 551-3362 or Kyle Moffatt, Branch Chief Accountant, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,



								Larry Spirgel
								Assistant Director
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Mr. Patrick K. Pesch, Chief Financial Officer
Career Education Corporation
October 19, 2005
Page 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE